EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Crown Media Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑37588) on Form S‑8 of Crown Media Holdings, Inc. of our report dated February 19, 2016, with respect to the consolidated balance sheets of Crown Media Holdings, Inc. and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the years in the three‑year period ended December 31, 2015,  and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of Crown Media Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado

February 19, 2016